April 14, 2008
VIA EDGAR
Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:	HLTH Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-24975

Dear Mr. Gilmore:
     HLTH Corporation (the “Company”) has received the Commission Staff’s comment letter, dated March 31, 2008, on the above-referenced filing, which requested that the Company respond to the comments in that letter within ten business days.
     Senior management of the Company is, in addition to regular quarter-end work relating to the financial statements for the first quarter of 2008, currently in the process of preparing stand-alone audited financial statements for the Company’s Porex and ViPS segments in connection with the disposition of these businesses (as previously disclosed by the Company). In order to allow the Company to respond properly to the Staff’s comments (including review of the response by the Audit Committee of the Company’s Board of Directors), we are requesting that the Staff extend the due date of the Company’s response letter to Friday, May 2, 2008.
     Based on our conversation on Friday, April 11, 2008, I understand that the Commission Staff is agreeable to this extension. Please let me know if my understanding is incorrect.
     Thank you for your consideration in this matter. If you have any questions regarding this request, please contact me at (858) 759-6008.

Respectfully submitted, HLTH Corporation
By:	/s/ Lewis H. Leicher
Lewis H. Leicher
Senior Vice President